EXHIBIT 3
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                                 HARVEST ENERGY
                                      TRUST

                               Instrument of Proxy
                For the Annual and Special Meeting of Unitholders

The undersigned unitholder (the "Unitholder") of Harvest Energy Trust (the "Trust") hereby appoints M. Bruce Chernoff, Chairman of Harvest Operations Corp., of the City of Calgary, in the Province of Alberta, or, failing him, Jacob Roorda, President of Harvest Operations Corp., of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, _____________________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on May 4, 2005 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Harvest Energy Trust Units (the "Units") or Harvest Energy Trust Exchangeable Shares (the "Exchangeable Shares") represented by this instrument of proxy in the following manner:

         FOR |_| or WITHHOLD FROM VOTING FOR |_| the ordinary resolution re-appointing Valiant Trust Company as the Trustee of the Trust to hold office until the end of the next annual meeting as specified in the Information Circular - Proxy Statement of the Trust dated March 16, 2005 (the "Information Circular");

         FOR |_| or WITHHOLD FROM VOTING FOR |_| the ordinary resolution to fix the number of directors of Harvest Operations Corp. at 6 members and to elect the six (6) nominees as directors for the ensuing year as specified in the Information Circular;

         FOR |_| or WITHHOLD FROM VOTING FOR |_| the appointment of KPMG LLP, Chartered Accountants, to serve as auditors of the Trust until the next annual meeting of Unitholders as specified in the Information Circular;

         FOR |_| or AGAINST |_| the ordinary resolution approving certain amendments to our trust indenture recommended by management;

         FOR |_| or AGAINST |_| the ordinary resolution approving the amendment of our Trust Unit Rights Incentive Plan such that: (i) the maximum number of trust units issuable pursuant to the plan shall be a "rolling" maximum equal to 7% of the outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares; (ii) amend the definition of "market price", being the lowest price at which an exercise price of a right may be issued, to be in accordance with the revised TSX rules; (iii) restrict the number of Trust Units issued under the plan and all other Trust Unit compensation arrangements to our insiders to less than 10% of the of the outstanding Trust Units and the number of Trust Units issuable upon the exchange of any outstanding exchangeable shares at any one time or in any given year; and (iv) in compliance with the TSX's rules, amend the plan to allow for the directors to amend the plan by resolution without unitholder approval;

         At the discretion of the said proxyholder, for or against any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.


THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF HARVEST OPERATIONS CORP. THE UNITS REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED AND, WHERE THE UNITHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS. EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A UNITHOLDER, TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.


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The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ________________, 2005.



                                         ______________________________________
                                          (Signature of Unitholder)



                                         ______________________________________
                                          (Name of Unitholder - please print)

NOTES:

         If the Unitholder is a corporation, its corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

         This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

         Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

         This instrument of proxy will not be valid and will not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, before 4:30 p.m. (Calgary time) on May 2, 2005. A proxy is valid only at the Meeting in respect of which it is given or any adjournment or adjournments of that Meeting.